FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

The following text contains excerpts from Coeur d’Alene Mines Corporation’s (“Coeur”) August 9, 2004 earnings conference call. Portions of the transcript that do not relate to Coeur’s tender offer for common shares of Wheaton River Minerals Ltd. have been redacted.

This communication contains forward-looking statements relating to the Company’s silver and gold mining business and the proposed acquisition of Wheaton River. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control including statements regarding the potential impact of the proposed acquisition on both the combined entity and the Company’s and Wheaton River’s stockholders. Other forward-looking statements and related risks and uncertainties include the outcome of the proposed offer to purchase, negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of known and unknown contingencies. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented, and readers are cautioned not to unduly rely on forward-looking statements. The Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements, other than those relating to the proposed offer to purchase Wheaton common shares, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are made subject to the safe harbors provided therein.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or the Company. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO relating to its offer to purchase all outstanding Wheaton River common shares. A separate form of documentation, containing additional information required by Canadian law, will be filed with Canadian securities regulatory authorities. The offer to purchase will be made only pursuant to tender offer materials as required by applicable law. Coeur also has filed proxy materials relating to a proposed special meeting of Coeur shareholders to consider and vote upon certain matters relating to the proposed offer to purchase. This communication is not a solicitation of proxies from any security holder of Wheaton River or the Company, and any such solicitations will only be pursuant to proxy materials complying with applicable law. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, ANY RELATED TENDER OFFER DOCUMENTS AND ANY PROXY SOLICITATION MATERIALS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, without charge at the SEC’s website, www.sec.gov. You also may obtain copies of these materials these and other documents filed by the Company with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

CORPORATE PARTICIPANTS

     Tony Ebersole
     Coeur d’Alene Mines — Director of Investor Relations

     Dennis Wheeler
     Coeur d’Alene Mines — Chairman and Chief Executive Officer

     Bob Martinez
     Coeur d’Alene Mines — President and Chief Operating Officer

     Don Birak
     Coeur d’Alene Mines — Senior Vice President Exploration

     Jim Sabala
     Coeur d’Alene Mines — Chief Financial Officer, Executive VP

CONFERENCE CALL PARTICIPANTS

     Colby Skelton
     University Capital — Analyst

     Garrett Watson (ph)
     Scotia Capital — Analyst

     Trevor Turnbull
     Nesbitt Burns — Analyst

     Pierre Vaillancourt
     Orion — Analyst

     Ron Myers
     Genoa — Analyst

PRESENTATION

Operator

     Ladies and gentlemen, thank you for standing by. Welcome to the Coeur d’Alene Mines Corporation second quarter earnings conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time. If you should require assistance during the call, please press star then 0. As a reminder this conference is being recorded. I would now like to turn the conference over to our host, Tony Ebersole, Director of Investor Relations. Please go ahead.

     Tony Ebersole — Coeur d’Alene Mines — Director of Investor Relations

     Thank you, Linda. Good morning everyone. I’m Tony Ebersole, Director of Investor Relations for Coeur. This is our second quarter and first six months 2004 results conference call. The call is also being broadcast live on the Internet to our website, www.Coeur.com. In the Investor Relations section, you can both hear our presentation and manually scroll through the slides highlighting second quarter information. The slides and audio replay will be available for two weeks afterwards on our website. On the call today from Coeur are Dennis Wheeler, Chairman and Chief Executive Officer, Bob Martinez, President and Chief Operating Officer, Jim Sabala, Executive Vice President and Chief Financial Officer, and Don Birak, Senior Vice President Exploration. There will be question and answer period following a brief presentation by management.

[Text redacted]

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

[Text redacted]

Our balance sheet has a healthy $227 million in cash and short-term investments. Our gold and silver production remains completely unhedged allowing shareholders maximum leverage to metals price movements. And our balance sheet strength will continue to remain a key to the future growth of the company, allowing to us move forward with our internal growth initiatives as well as look elsewhere such as Wheaton for growth that can bring shareholder value. You’re all aware that we’ve initiated a tender offer for the acquisition of Wheaton River Minerals, a combination we’re excited about. It will create the fourth largest North American precious metals company. We’ll significantly add to the gold and silver production of both companies on a combined basis, a meaningful growth in reserves, and will create one of the fastest growing precious metals companies in the world, with four internally generated development projects. We’ll discuss this in later detail at the end of the presentation following the overview of Coeur’s second quarter results.

[Text redacted]

I’m going to return with additional comments in a few minutes and talk to you more about the Wheaton River offer, but first I’m going to ask Bob Martinez to give you an overview of our operations for the second quarter. Don Birak is then going to talk about our exciting exploration program results, then Jim Sabala is going to get an overview for financials for the second quarter and first half of the year.

[Text redacted]

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

[Text redacted]

Now I’d like to just talk to you for a few minutes about our current tender offer for Wheaton. We’re doing this transaction because we know it’s going to result in significant shareholder value and a much stronger Coeur and combined company. It will be beneficial to both sets of shareholders. As you know our tender offer relates to the acquisition of all of the outstanding shares of Wheaton River. It provides the shareholders of both companies the most unique opportunity in the sector to create a new leader in the precious metals industry. Both from an operating and financial perspective.

Here’s what the combined company’s going to look like. It’s going to be North America’s fourth largest precious metals company. It’s going to be a top ten world gold producer with a management team with proven established operating expertise. It’s going to be the world’s leading silver producer, initially with over 22 million ounces of annual silver production. It’s going to give our shareholders of both companies one of the most liquid publicly traded precious metals stocks in the world, with listings on both the New York Stock Exchange and the Toronto Stock Exchange. The new company is going to have four fast growing attractive development projects. Anumb Parry, Kensington, los Fellows, and San Bartolome Bolivia.

We’ve published to you Coeur’s forecasted cost and production targets and important economic questions relating to our two projects, Kensington and San Bartolome. The new company’s going to be very highly leveraged to commodity prices. And it’s going to be financially powerful with strong free cash flow generation, balance sheet strength, and even greater access to capital markets. Importantly, it’s going to be accretive for both sets. That’s both sets of shareholders. And I can assure you we remain unreservedly enthusiastic and confident about our offer and what it means for Coeur and its shareholders, but also the reason why it’s so beneficial to Wheaton and its shareholders. And I can assure you we are receiving ongoing expressions of support and encouragement both from Coeur and Wheaton River shareholders. Just a few comments about the terms of the transaction.

Wheaton River shareholders may elect to receive per each share of their Wheaton River common stock either Canadian $5.47 in cash, that’s subject to proration. If the total Wheaton shareholder base requests in the aggregate more than $570 million Canadian cash, or they can receive .796 shares of Coeur’s common stock or exchangeable shares of the Canadian subsidiary of Coeur in the event of Canadian holders. Based upon the number of issued and outstanding Wheaton River common shares as of May 27th, and assuming that all Wheaton River shareholders elected to receive cash, the Wheaton River holders would then receive Canadian $1 per Wheaton River common share in cash, and .65 shares of Coeur common stock or exchangeable shares. Coeur’s offer represents a premium of approximately 13% to Wheaton River’s closing share price as of August 6th, assuming all shareholders elected to receive cash. This is a narrowing from the premium of nearly 18% a week ago, and it’s a trend that further encourages, because it indicates to us that the spread is narrowing, that the shareholders are, in fact, saying this is a deal worth doing and that the shares of Coeur are trading in the short term as a deal stock, exactly what we want to see.

I’d like to take a few moments just to discuss with you some of the significant milestones that have been achieved in the Wheaton transaction over the last few weeks, and what we are going to accomplish in the weeks ahead to make this combination a reality. We commenced our mailing to Wheaton’s U.S. River shareholders on July 13th. Canadian laws and regulations are different, and consequently it is more complex for a U.S. company to move forward with a Canadian offer. But we’re making progress. The requirements include that we provide a good deal of added disclosure, different mining formats than our customary under the securities exchange laws and regulations of the United States, and we’re also required to make a French translation of the offer. However, these items are progressing well and we fully expect we’re going to be in a position to make our Canadian mailing soon, and that the expiration date of the offer will be amended to conclude at least 35 days from the commencement of the formal Canadian offer. We filed on July 19th our preliminary proxy statement with the SEC. Ultimately asking Coeur’s shareholders to approve at a special meeting. First of all, a reorganization transaction to create a holding company structure for Coeur in conjunction with the proposed acquisition of Wheaton River. And to approve the issuance of the shares of common stock of the new Coeur holding company to be formed in conjunction with this acquisition. We think we’re still on target to mail definitive proxy materials to our Coeur shareholders for a meeting in the second half of September, and following approval by our shareholders and all regulatory approvals we expect to be in a position to take up the Wheaton shares in our tender offer near the latter part of September. So those are the highlights of Wheaton, and why we’re committed to seeing the transaction through to completion, and why we’re confident we’re going to succeed. And I can assure you we’ll continue to keep you very timely posted in the developments within the company and externally, and to keep you updated on the Wheaton transaction and our other initiatives as events progress.

I want to thank you all for participating here today. And for listening to our presentations. And now, we’ll be happy to open up the call to questions, operator, please.

QUESTION AND ANSWER

Operator

     Thank you. Ladies and gentlemen, if you wish to ask a question, please press star then 1 on your touch-tone phone. You will hear a tone indicating you have been placed in queue. You may remove yourself from the queue at any time by pressing the pound key. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, if you have a question, please press star 1 at this time. One moment, please, for the first question. Again, if you wish to ask a question, please press star 1 at this time. Our first question comes from the line of Colby Skelton from University Capital. Please go ahead.

     Colby Skelton — University Capital — Analyst

     Hi guys. We’re one of the Wheaton shareholders Ian chooses to ignore, who strongly supports the Coeur D’Alene premium offer, and my question is regarding the timing. Obviously with the Silver Wheaton date rapidly approaching on September 9th, I’m wondering if you, obviously there’s pressure to get the Canadian filing made. It’s imperative that it’s made quickly. Have you been in discussions with them at all about that date?

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     We have not been, Colby, although I will tell you that I have communicated in writing to the Wheaton board and to Ian, that we are not impressed by the Silver Wheaton transaction. You know, several of these spin-offs of minority interests in metals companies have been attempted in the past, largely without the expected result of adding meaningfully to shareholder value. And if you look at what the market has said since the Wheaton silver transaction was announced, it seems to me that the market itself has not been particularly pleased with this transaction. I guess the question is why not move forward and create a 22 million ounce producer, doing a transaction with Coeur, versus a spin-out of what looks, based on today’s reports, to be a little less than 7 million ounces of silver a year. So we have communicated that we do not consider this to be an attractive transaction from Coeur’s standpoint, and that it should not go forward and Wheaton has announced a closing date of September 9th for Silver Wheaton, the financing. We have — and Wheaton well knows that our closing date is projected to have extended beyond that, well before they announce a closing date of September 9 and despite comments to the contrary, we continue to view that as a transaction that is detrimental to Wheaton’s shareholders and is meant to do nothing other than an attempt to derail Coeur’s tender offer for Wheaton shareholders which offers significant added value to them.

     Colby Skelton — University Capital — Analyst

     Well, we look forward to the Canadian filing so that we can put the full court press on Wheaton management, because I think that — is there any attempt to sit down with those guys once you do make the Canadian filing?

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     Well, our line’s always open to talk, and we’ve communicated that consistently to the Wheaton board. We requested to meet as well with their special committee of the company that was formed, presumably to allow an independent review of the Coeur transaction, and it’s benefits to Wheaton holders. We were not accorded an invitation for such a meeting. We received basically the same response after the public response had been made to our proposal by the Wheaton special committee, but certainly we’re always interested in talking and perhaps now that the Coeur proposal is the only one out there, that as time goes forward, they’ll choose to sit down and have that kind of a dialogue.

     Colby Skelton — University Capital — Analyst

     With a significant premium, might I add. Thank you.

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     Thank you.

Operator

     Our next question comes from the line of Garrett Watson from Scotia Capital. Please go ahead.

     Garrett Watson — Scotia Capital — Analyst

     Good afternoon. Curious whether or not you would consider the Silver Wheaton transaction to represent a material adverse change to the deal.

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     No, we won’t make any comments on that at this time, Garrett, I think other than to repeat what I’ve said, we view this as transaction primarily meant to be an attempt to derail the Coeur tender offer and we do not view it favorably to either Wheaton shareholders or ourselves compared to our proposal.

     Garrett Watson — Scotia Capital — Analyst

     Well, in that case, would you let such a circumstance derail your proposal?

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     I think I’d just tell you what I’ve already said, and that’s that we do not view it favorably.

     Garrett Watson — Scotia Capital — Analyst

     Thank you very much.

Operator

     Our next question comes from the line of Trevor Turnbull from Nesbitt Burns. Please go ahead.

     Trevor Turnbull — Nesbitt Burns — Analyst

     Yes. I was just wondering, given that Wheaton has two development projects ready to go and progressing and that you have both the San Bartolome and Kensington projects in development as well, if the combined company going forward had all four of these together, would there be any change in the prioritization or the time lines associated with getting these four projects into production?

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     Well, that’s a good question. You know, I think one of the first responsibilities of the new company management would be to closely scrutinize the timetables of all four projects, and to see if there were a different prioritization. We can’t tell exactly the current economics from the present news release, the targets of the Wheaton new projects, but we’re assuming they remain found. We’ve set forth pretty well what our timetable is. I am confident that because of the additions to the Coeur management team recently made, in terms of our project development expertise that these projects can be handled in a very orderly and successful fashion. And so, you know, I remain confident that we certainly would have the ability of the new company to do all, if that choice were made, but I — as I say, I think that it’s a matter that also the management of the new company should review as an immediate priority.

     Trevor Turnbull — Nesbitt Burns — Analyst

     Fair enough. My other question is that given that there’s obviously support out there for Coeur d’Alene’s offer can you give us any indication of what level of support there may be or how much of the share base may be tendering to the offer to this point?

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     I think the only way I can answer this is two-fold. First of all, we encouraged and we’re gratified when Wheaton’s shareholders, we assume turned down the Ian gold transaction, because the vote wasn’t held and the meeting didn’t proceed. We’ve received a number of calls. I want to say this without any question because of some of the negative or incorrect information that’s been floating around. We’ve received several expressions of support from Wheaton River’s shareholders, and the suggestion that no single Wheaton shareholder has been interested in this proposal is untrue. We’ve had a number of shareholders communicate to us their interest in this transaction, or obviously we wouldn’t be pursuing it. So we remain confident for the reasons that I have suggested, that together we can put forward a world leading company. And that’s our stance, and that’s where we remain.

     Trevor Turnbull — Nesbitt Burns — Analyst

     Great. Thank you very much.

[Text redacted]

     Pierre Vaillancourt — Orion — Analyst

     With respect to — just for clarification on the Wheaton you will have the plan is to have 43-101 on the assets? Is that — just want to confirm on that.

     Jim Sabala — Coeur d’Alene Mines — Chief Financial Officer, Executive VP

     We’re preparing our own Canadian documents under 43-101.

     Pierre Vaillancourt — Orion — Analyst

     Okay. So that will be forthcoming, then.

     Jim Sabala — Coeur d’Alene Mines — Chief Financial Officer, Executive VP

     Yes.

     Pierre Vaillancourt — Orion — Analyst

     For all — for your assets. And can you tell me how much is this cost you so far, this whole process?

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     Approximately $2 million.

     Pierre Vaillancourt — Orion — Analyst

     Okay. Thanks a lot, Dennis.

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     Thank you very much.

Operator

     We have a question now from the line of Ron Myers from Genoa. Please go ahead.

     Ron Myers — Genoa — Analyst

     Mr. Wheeler, just for the sake — just to — I’m trying to figure out how to put this — let you know that there’s another point of view out there. We’re Wheaton River shareholders and we don’t like the bid at all. We don’t understand why it’s taking so long to develop Canadian documents. I’ve been in this business for 20 years and have never seen it happen before. There’s simply no excuse. I’m not done and I mean no personal disrespect here, but this is a parasitic bid that is holding back the price of Wheaton shares. If you had currency to offer, you would have offered it by now, you can’t afford this company, it’s out of your league, go away.

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     Well, look, —.

     Ron Myers — Genoa — Analyst

     I mean, if you add another share to this thing —.

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     This is a free country, in the United States, and you’ve had an opportunity to express your view, and thank you.

Operator

     There are no further questions. Mr. Wheeler, please continue.

     Dennis Wheeler — Coeur d’Alene Mines — Chairman and Chief Executive Officer

     Thank you very much, operator. I’d like to thank all of you for tuning in to today’s Coeur’s conference call. We’re going forward with the second half of the year with confidence, the plan we laid out for you at the first of the year continues to come together. We’re meeting our targets and our forecasts going forward with increased production, reduced costs. The company remains very strong financially. We’re set to grow significantly, internally and externally, and we look forward to continue to communicate with you the ongoing results of Coeur and our tender offer for Wheaton River minerals. Thanks very much for joining us today.

Operator

     Ladies and gentlemen, this conference will be available for replay after 1:30 p.m. pacific time today through midnight on Monday, August 16th of 2004. You may access the AT&T teleconference replay system at any time by dialing 1-800-475-6701, and entering the access code 739310. International participants may dial 320-365-3844. Those numbers again, 1-800-475-6701, and 320-365-3844, access code 739310. That does conclude our conference for today. We thank you for your participation and for using the AT&T Executive TeleConference service. You may now disconnect.